Exhibit 3.1

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BENEFITFOCUS, INC.

This Second Amended and Restated Certificate of Incorporation (the “Certificate”) of Benefitfocus, Inc., a Delaware corporation (the “Corporation”) is made, entered into and effective as of January 24, 2023, amending and restating in its entirety the Restated Certificate of Incorporation of the Corporation dated as of November 7, 2013 (the “Prior Certificate”).

WHEREAS, the date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was March 12, 2013.

WHEREAS, this Certificate was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and by the written consent of its sole holder of Common Stock in accordance with the provisions of Section 228 of the DGCL in the form set forth as follows:

FIRST: The name of the Corporation is Benefitfocus, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808, New Castle County. The name of its registered agent at such address is: Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity or which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 1,000 shares of common stock with a par value of $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation, subject to any specific limitation on such power contained in any Bylaws adopted by the stockholders. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

SIXTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of the director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

SEVENTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the DGCL as it may be in effect from to time.

EIGTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

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In witness whereof, Benefitfocus, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by its sole stockholder this 24th day of January 2023.

VOYA FINANCIAL, INC.

By:	/s/ Melissa A. O’Donnell
Name:	Melissa A. O’Donnell
Title:	Assistant Secretary

[Signature Page to the Second Amended and Restated Certificate of Incorporation of Benefitfocus, Inc.]